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Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com
Exhibit 99.1
MARKET RELEASE
Sibanye-Stillwater secures entry into the battery metals sector through a partnership with and investment into Keliber, a leading European lithium company
Johannesburg, 23 February 2021: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to announce that it has entered into an investment agreement with Keliber Oy (“Keliber”) (the “Transaction”).
The Transaction is expected to be implemented in March 2021, subject to the approval by the South African
Reserve Bank.

INVESTMENT RATIONALE

Keliber’s wholly owned, advanced lithium project, the Keliber project, is located in the Kaustinen region of
Finland, one of the most significant lithium-bearing areas in Europe. Finland represents an attractive low risk mining jurisdiction (top five jurisdiction in the Fraser Institute) and has developed a National Battery Strategy that outlines the objectives for the country to become a competitive, competent and sustainable player in the international battery industry. Europe is rapidly becoming a leading hub for the manufacture of batteries for electric vehicles and Keliber’s location in Finland enables efficient transport of lithium hydroxide to
European customers.

The Finnish Minerals Group (“FMG”), which manages the Finnish State’s mining industry shareholdings, is the largest shareholder in Keliber and is focused on creating partnerships and co-investments with a view to developing the Finnish battery electric vehicle supply chain. Sibanye-Stillwater shares this vision and in partnership with Keliber, FMG and other shareholders, will progress the project to be the first vertically integrated lithium producer in Europe.

The Keliber project consists of several advanced stage lithium spodumene deposits, with significant exploration upside in close proximity to the existing project. Based on a feasibility study completed in 2019 and improved in 2020, Keliber currently has 9.3 million tonnes of ore reserves, sufficient for more than 13 years of operation. Planned annual production is 15,000 tonnes of battery grade lithium hydroxide. Production is anticipated to start in 2024. The project includes the development of a chemical plant in Kokkola, approximately 50 kilometres from the mining area, which will produce battery grade lithium hydroxide.
Future lithium hydroxide production has not been committed to any offtake party.

TRANSACTION OVERVIEW

Sibanye-Stillwater will make an initial phased equity investment of EUR30 million, for an approximate 30%
equity shareholding into Keliber. In addition a further EUR10 million equity issuance will simultaneously be offered to the existing Keliber shareholders, on the same terms as Sibanye-Stillwater’s EUR30 million investment.

This financing, together with a combination of Sibanye-Stillwater’s extensive mining expertise that will complement the skills and local knowledge of the experienced Keliber team, will ensure the continued
progress of the project to a build ready phase. The EUR40 million investment will allow for the completion of further detailed mining optimisation studies, permitting, metallurgical test work and detailed engineering design. In addition, the Kaustinen region is highly prospective and further exploration work to increase the current Mineral Resource and Reserve base will be undertaken. The initial project work will be overseen by a joint technical committee, working under the guidance of the Keliber Board, on which Sibanye-Stillwater will have representation.

An updated and enhanced definitive feasibility study will be completed within 18 to 24 months, with a view to achieving successful project financing of a currently estimated EUR340 million by H2 2022. The project financing would include both a debt and equity component.

In addition to the initial investment, Sibanye-Stillwater has a guaranteed option to achieve a majority shareholding in Keliber, following the completion of the updated feasibility study, should it wish to do so, by contributing further equity financing for the development of the project.

This investment into Keliber represents the first strategic step by Sibanye-Stillwater’s into the “battery metals”
sector, which is complementary to its leading PGM position, with both battery metals and PGMs essential to achieving a “greener” future.

For more information on the transaction, refer to
https://www.sibanyestillwater.com/news-investors/news/transactions/keliber/.

Sibanye-Stillwater Chief Executive Officer Neal Froneman commented, “In line with our strategic objective of entering the battery metals industry, lithium is viewed as one of the core metals to benefit from the significant growth forecast for the electric vehicle sector. Our investment in Keliber represents a strategic partnership of complementary skills and capabilities and a shared vision to be a preferred provider of responsibly sourced battery grade materials for the market. The investment offers the opportunity for further geographic diversification in an attractive mining destination and the opportunity to forge long term relationships with established lithium industry players that have a shared vision of supplying the electric vehicle supply chain. Together with FMG we have committed to make this a showcase ESG operation.”

Ends.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Ends.

FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements.
Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer.
Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, South Africa,
Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations;
our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy;
exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as coronavirus (“COVID-19”). Further details of potential risks and uncertainties affecting
Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States
Securities and Exchange Commission.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).